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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                               ---------------

                                 SCHEDULE 13D
                                (RULE 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
              AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                             (AMENDMENT NO.    )(1)
                                           ----
                        Campbell Alternative Asset Trust
--------------------------------------------------------------------------------
                               (Name of Issuer)

                          Units of Beneficial Interest
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                       NA
--------------------------------------------------------------------------------
                                (CUSIP Number)

     Lauren Masters, 210 West Pennsylvania Ave., Suite 770 Towson, MD 21204
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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               December 31, 2002
--------------------------------------------------------------------------------
           (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.




                         (Continued on following pages)


                              (Page 1 of 5 Pages)



---------------
        (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.                              13D      PAGE    2     OF    5    PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Campbell & Company, Inc. 401(k) Plan 52-1179493
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
                           WC
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
                    MARYLAND,USA
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER 7,949 Units
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER 7,949 Units
 PERSON WITH
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER

                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          7,949 Units
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27%

          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON* EP

          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                                          Page  3  of  5  Pages
                                                               ---    ---
Item 1.  Security and Issuer.




Item 2.  Identity and Background.

                  (a)      The name of the person filing this Schedule is

                  (b)      The business address of

                  (c)

                  (d)

                  (e)

                  (f)

Item 3.  Source and Amount of Funds or Other Consideration.



Item 4.  Purpose of Transaction.



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                                                          Page  4  of  5  Pages
                                                               ---    ---



Item 5.  Interest in Securities of the Issuer.

                  (a)

                  (b)

                  (c)

                  (d)

                  (e)

Item 6.           Contracts, Arrangements, Understandings or
                  Relationship With respect to Securities of the Issuer.



Item 7.           Materials to be Filed as Exhibits.




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                                                          Page  5  of  5  Pages
                                                               ---    ---

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in the Statement is true, correct and complete.

DATED:

1/10/03                                       /s/ THERESA D. BECKS
                                             ------------------------------
                                               TRUSTEE